ADOBE SYSTEMS INCORPORATED
EXHIBIT 23
CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Adobe Systems Incorporated:

We consent to the incorporation by reference in the Registration Statements (No. 33-10753, No. 33-18986, No. 33-23171, No. 33-30976, No. 33-36501, No. 33-38387, No. 33-48210, No. 33-63518, No. 33-78506, No. 33-83030, No. 33-83502, No. 33-83504, No. 33-84396, No. 33-86482, No. 33-59335, No. 33-63849, No. 33-63851, No. 333-28195, No. 333-28203, No. 333-28207, No. 333-57589, No. 333-81191, No. 333-87165, No. 333-39524, and No. 333-52214) on *Form S-8* of Adobe Systems Incorporated of our report dated December 12, 2000, relating to the consolidated balance sheets of Adobe Systems Incorporated and subsidiaries as of December 1, 2000 and December 3, 1999, and the related consolidated statements of income, stockholders' equity and other comprehensive income, and cash flows for each of the years in the three-year period ended December 1, 2000, and related schedule, appearing elsewhere on this *Form 10-K.*

KPMG LLP

Mountain View, California
February 23, 2001